UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ROBOMATIX TECHNOLOGIES LTD.
(Name of Subject Company)

ZVI BARINBOIM
SILVERBOIM HOLDINGS LTD.
SPL SOFTWARE LTD.
WORLDGROUP HOLDINGS LTD.
(Name of Person Filing Statement)

Ordinary Shares, Par Value NIS 1.46 Per Share
(Title of Class of Securities)

M8216J107
(CUISIP Number of Class of Securities)

Andris J. Vizbaras, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005
(212) 732-3200
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
N/A	N/A

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	______________________

Form or Registration No.:	______________________

Filing Party:	______________________

Date Filed:	______________________

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Results of the Shareholders Meeting Of WorldGroup Holdings Ltd.

In the shareholders meeting of WorldGroup Holdings Ltd. ("WorldGroup"), held today, May 31, 2005, the shareholders of WorldGroup were requested to approve the following transaction:

(i)	the publication of a tender offer for the purchase of all of the issued and outstanding shares of Robomatix Technologies Ltd., a public Israeli company, whose shares are traded in the US under the OTC Bulletin Board ("Robomatix"), at a price per Robomatix share of US $1.00. Silverboim Holdings Ltd., the indirect controlling shareholder of WorldGroup, is the controlling shareholder of Robomatix and is to be one of the offerees in the tender offer;

(ii)	Silverboim Holdings Ltd. shall invest in the share capital of WorldGroup the consideration to be paid to it by WorldGroup as part of the tender offer in consideration for the purchase of its shares in Robomatix, and WorldGroup shall issue to Silverboim Holdings Ltd., in a private issuance, ordinary shares and options of WorldGroup.

The shareholders of WorldGroup approved the transaction in accordance with the requirements of Israeli law.

Notice to Read Tender Offer Materials

This is neither an offer to purchase nor a solicitation of an offer to sell shares of Robomatix. At the time the tender offer is commenced, WorldGroup intends to file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission containing an offer to purchase, a form of letter of transmittal and other documents relating to the transaction. Robomatix intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the transaction with the U.S. Securities and Exchange Commission. WorldGroup and Robomatix intend to mail these documents to the shareholders of Robomatix. These documents will contain important information about the transaction and shareholders of Robomatix are urged to read them carefully when they become available. Shareholders of Robomatix will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from WorldGroup or Robomatix at: 1 Azrieli Center, Tel Aviv, 67021, Israel, attention: Investor Relations.